Exhibit 99.(a)(7)

April 2, 2026

Morgan Stanley China A Share Fund, Inc. Announces

Final Results of Tender Offer

For more information: 800.231.2608

NEW YORK—Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that, in accordance with the Fund’s tender offer for up to 3,363,566 of its issued and outstanding shares of common stock, which expired at 5:00 p.m., Eastern time on March 31, 2026, the Fund has accepted 3,363,566 shares for payment on April 1, 2026 at $19.1287 per share, which is equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on March 31, 2026. The 3,363,566 shares represent 20 percent of the Fund’s outstanding shares. A total of 14,428,072 shares were properly tendered and not withdrawn by March 31, 2026, the final date for withdrawals. Therefore, on a pro rata basis, approximately 23.3 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $1.9 trillion in assets under management or supervision as of December 31, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

Media Relations:

Colleen McElhinney

617.672.8995

Colleen.McElhinney@morganstanley.com